Confidential Portions Omitted
January 7, 2008
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549
Attention: Ellie Quarles

Re:	Columbia Sportswear Company Definitive 14A
Filed April 20, 2007
File No. 0-23939
Dear Ms. Quarles:
     This letter is in response to your letter dated December 6, 2007 commenting on Columbia Sportswear Company’s 2007 Proxy Statement. In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.
1.     Compensation Process, page 10
We note your response to comment 6 in our letter dated August 21, 2007 and we reissue that comment. Please confirm that you will identify the components of the “modified survey group.”
We do not benchmark against specific companies or a specific peer group of companies. We use data from multiple compensation survey sources. Data used in these surveys is submitted confidentially by participating companies. Each survey provides a comprehensive list of all the companies that participated in the survey, but for each job match, compensation information is reported statistically without identifying company participants by name.
As an example, our compensation consultant may refer to multiple compensation survey sources, which gather data from hundreds of companies on a confidential basis. Our consultant may use a variety of parameters (e.g., company revenues, and job description matches) to gather compensation information from a subset of the larger survey groups. The companies included in that subset are not identified by name. Although it may be possible to identify the hundreds of companies that participate in the multiple surveys consulted, that list would be extensive and would include companies that do not belong to any subset that is used to assist in setting compensation for our executives. Accordingly, we believe identification of the names of these companies is not material, and would be potentially misleading, to investors. In future filings, however, we will describe in more detail the multiple compensation survey sources and our compensation consultant’s use of compensation information derived from these sources.
2.     Weighting of Elements, page 11
We note your response to comment 8 in our letter dated August 21, 2007. Please expand your analysis to identify specifically how competitors will use financial metrics “to reverse engineer or otherwise obtain information” that will cause you competitive harm. We note the examples you have provided, but you should provide a more detailed analysis of how competitors will use this information to cause you competitive harm.
As described in our earlier response, we believe that disclosing specific financial goals for incentive cash compensation and performance-based RSUs would cause us competitive harm. We have expanded our analysis in Exhibit A, which is provided to the Commission on a supplemental basis.
3.     Weighting of Elements, page 11
We note your response to comment 9 in our letter dated August 21, 2007 and we reissue that comment.
In future filings we will revise the presentation of information included in our 2007 Proxy Statement in an effort to make the information more accessible to the reader, including adding tabular disclosures where useful and appropriate.
We also will provide further analysis about how we determine executive compensation and expand our discussion to provide additional information about how various factors may be applied in setting compensation for executive officers.
     Thank you for your attention. If you have any questions regarding this, please feel free to call me directly at 503-985-4305.

Sincerely,
/s/ Peter J. Bragdon
Peter J. Bragdon
Vice President and General Counsel

EXHIBIT A
Supplemental Analysis Regarding Rationale for Nondisclosure of Performance Target Levels
The following information is provided, on a supplemental basis, in response to comment 2. We intend that the following be read in conjunction with our prior response.
Overview
As discussed in our prior response, our incentive plans currently consist primarily of the following:
1.	Three-year performance-based restricted stock units (“RSUs”), with the vesting based on a matrix of cumulative operating income and return on invested capital; and

2.	Annual cash bonuses historically based on subtracting income taxes and discretionary bonus payouts from a net income goal (goals which are linked, in a given year, to the first year of a three-year performance period to which the RSUs are tied).
We believe disclosure of our targets would indicate to our competitors:
•	Our general performance expectations;

•	Our anticipated achievement of strategic initiatives; and

•	Management choices and options in a given year to emphasize either investment or income generation.
These indicators could (1) enable competitors to make strategic decisions that negatively affect our company, and (2) facilitate efforts by our competitors to solicit our employees for employment.
Examples of Competitive Harm
Our current anticipated performance and recent strategic initiatives help to illustrate the ways in which disclosure of specific performance targets would cause us competitive harm.
As of this writing, [***]* our [***]* strategic plan for [***]* and our 2007 annual plan (which, as noted previously, is tied to our [***]* plan). Our Board is also preparing to approve targets for the upcoming year and the upcoming [***]* period.
In our public disclosures in the last two months, we have announced — in general terms — significant strategic initiatives that are expected to affect [***]* in the [***]* period.

*	CONFIDENTIAL PORTION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.
Page 1 of Exhibit A

Specifically, our [***]* and planned [***]* are [***]* that affect our [***]*. Although these [***]* are made with the intention of creating [***]*, in the short-term these [***]* have [***]*.
These strategic initiatives are designed to enable us to better compete against others in our industry that in recent years have [***]*. We believe that these initiatives are considered significant by our competitors. With these significant [***]* initiatives we naturally seek to maintain flexibility in our plans and to maintain the maximum degree of confidentiality. Disclosure of specific financial targets (or deviation from specific targets) for the [***]* period — and subsequent [***]* plans as updated annually — would provide competitors with insight into these [***]*, such as (1) the anticipated scope and performance of the [***]*, (2) the [***]*, or (3) other [***]* that might be needed by the company in order to [***]*.
This competitive harm may be most easily demonstrated by considering our [***]*, which is [***]* and has been disclosed to the public only in general terms. The financial benefits of [***]*, are very difficult to predict. The [***]*, however, has a significant impact on [***]* that can affect [***]* as well as our [***]* (and therefore other [***]*). Our competitors do not know the extent of our [***]*; disclosure of [***]*, however, could provide insight into the expected [***]* or expected [***]*. Disclosure of [***]* also could lead our competitors to conclusions about [***]* our management has to make decisions about [***]* and [***]*. That in turn could affect our competitors’ own [***]* decisions.
Our [***]* is perhaps an even more competitively sensitive subject area—one that involves [***]* that is [***]* and [***]* our [***]* business. Our [***]* initiative also involves [***]* in [***]* and [***]*, based on a financial model that [***]* and likely [***]*. Unlike traditional [***]*, where [***]* performance is routinely [***]* and [***]*, our [***]* is [***]* to our overall business and our announcements about [***]* have been [***]*. However, our anticipated [***]* and [***]* increasingly come into play in our ability to achieve [***]* related to [***]*. Disclosure of these [***]*, or [***]*

*	CONFIDENTIAL PORTION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.
Page 2 of Exhibit A

can send an important signal to our competitors about the success of [***]* or [***]*. These signals may affect not only how our competitors approach their own [***]* operations, but also how we are treated by [***]*, who [***]*.
It also is worth noting that the emergence of these foregoing [***]* initiatives has caused our management to [***]*, and [***]* or [***]* initiatives. To the extent a competitor knows our [***]* or [***]* and/or [***]* over the long or short-term, and is able to use that knowledge to make judgments about our [***]* or [***]* initiatives (or, alternatively, is able to combine publicly available information about these [***]* initiatives with our [***]*), that competitor will also gain insight into our expectations regarding [***]*. For example, knowledge of our anticipated [***]* and the parameters of our [***]* could properly lead an outsider to conclude that our [***]*, among other things.
We also believe that disclosure of our specific performance goals would facilitate efforts by our competitors to solicit our best employees for employment. As discussed in our proxy statement, we generally have not entered into employment contracts with domestic employees, including top management. We seek to attract and retain top employees by making our company an attractive place to work, in terms of professional challenges, environment and compensation. A competitor with knowledge of specific performance targets for our RSUs would have insight into the attractiveness of our long-term incentives that would better enable that competitor to solicit our top management for employment. For example, as of this date, a competitor would have reason to believe that [***]* are likely to be [***]* than they had anticipated [***]*. These [***]* and [***]* to executives until [***]*; disclosure of targets would give our competitors access to this sensitive compensation information years before it would otherwise become publicly available, and thus would provide them a competitive advantage they do not have today.
Finally, we reiterate our belief that, although disclosure of our performance targets would be important to our competitors for competitive reasons, that disclosure is not material to an understanding of our compensation policies or practices. To this point, we note in particular that two of our five most highly compensated executives, including the President and Chief Executive Officer, do not receive equity awards, including the three-year performance-based RSUs.

*	CONFIDENTIAL PORTION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.
Page 3 of Exhibit A